UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of February 2011

Hellenic Telecommunications Organization S.A.

 (Translation of registrant's name into English)

99 Kifissias Avenue

GR 15181 Amaroussion

Athens, Greece

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐      No  ☒

               HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

ANNOUNCEMENT

Αthens, February 28, 2011 – The Hellenic Telecommunications Organization SA (OTE SA), announces that it has decided to adopt a set of specific measures, effective immediately, aiming to reduce the operating costs of the Company and to ensure its viability.

These measures, made necessary by tough market conditions as well as the financial results for the year 2010, will enable OTE to:

•

face stiffer competition and regulatory challenges,

•

slow down the pace of revenue decline,

•

invest in the overall customer experience,

•

invest in new-generation networks and new technologies.

Already, concrete projects have been launched to reduce costs in all operations. Specifically regarding personnel costs, the measures, which will be applied with immediate effect and concern either all Company employees or specific employee categories, include:

•

Introduction of a 40-hour workweek, similar to that existing in the private sector, as of May 1, 2011.

•

15% reduction of the monthly allowance paid to all persons holding a managerial position, other than that provided by collective labor agreements, as of March 1, 2011.

•

Elimination of all non-essential overtime work, as of March 1, 2011, by:

o

introduction of rotating shifts in areas where necessary and where this is required to improve the efficiency of customer service (e.g. shops, call centers),

o

application of standard labor law to the payment of work on Sundays and holidays (i.e. +75% premium and a day-off for an 8-hour working day instead of +175% premium and a 5-hour working day currently applied),

o

implementation of Company vehicle maintenance within normal working hours and not as overtime.

•

Elimination of the monthly allowance for driving Company cars as of March 1, 2011.

•

Elimination of the buses used to transfer employees from/to the OTE Headquarters Building at Maroussi, as of May 1, 2011, with a simultaneous adjustment of the monthly transport allowance. Buses transporting personnel to Parnitha, where the OTE Logistics Center is located, as well as the shuttle bus service between the OTE Headquarters Building and Neratziotissa Metro station, will be maintained.

•

Reduction of the yearly bonus awarded for bad debt recovery.

•

Reduction of a yearly “balance-sheet” allowance for those employed in the accounting sector.

Savings from the above cost-cutting measures are estimated to be around 32 million euros.

Announcing the measures to employees, OTE Chairman and CEO, Mr. Michael Tsamaz, noted: “OTE is at a critical juncture. Within the context of applicable labor law, we have decided to make changes and take measures necessary for the continued viability of the Company. We need to reduce operating costs at OTE, which far exceed those of our competitors in Greece and other telecommunications companies in Europe, and have been continuously moving upward. Labor costs are the most important element of the cost structure of OTE. It amounts to 46% of this or 35.3% of revenues. In 2010 it stood at 766 million, exceeding by 265 millions the revenues from the monthly rental fees! We need to speed up the transformation of OTE into a strong competitive company. In 2011, we will intensify our efforts to slow down the pace of revenue and profitability decline. At the same time, our main aims remain to improve the overall customer experience and create long-term value for our shareholders.”

About OTE

OTE Group is Greece's leading telecommunications organization and one of the pre-eminent players in Southeastern Europe, providing top-quality products and services to its customers.

Apart from serving as a full service telecommunications group in the Greek telecoms market, OTE Group has also expanded during the last decade its geographical footprint throughout South East Europe, acquiring stakes in the incumbent telecommunications companies of Romania and Serbia, and establishing mobile operations in Albania, Bulgaria and Romania. At present, companies in which OTE Group has an equity interest employ about 32,000 people in four countries, and our portfolio of solutions ranges from fixed and mobile telephony to Internet applications, satellite, maritime communications and consultancy services.

Listed on the Athens Stock Exchange, the company trades under the ticker HTO. Following OTE’s delisting from NYSE, OTE ADSs (American Depositary Shares) trade in the OTC (Over The Counter) market under the ticker HLTOY. OTE continues to report to SEC.

Additional Information is also available on http://www.ote.gr

Contacts:

OTE:

Dimitris Tzelepis - Head of Investor Relations

Tel: +30 210 611 1574, Email: dtzelepis@ote.gr

Maria Kountouri - Assistant to the Head of Investor Relations

Tel: +30 210 611 5381, Email: mkountouri@ote.gr

Christina Hadjigeorgiou - Financial Analyst, Investor Relations

Tel: +30 210 611 1428, Email: cchatzigeo@ote.gr

Dimitris Tsatsanis - Financial Analyst, Investor Relations

Tel: +30 210 611 6071, Email: dtsatsanis@ote.gr

Daria Kozanoglou - Senior Communications & Regulatory Affairs Officer,

Investor Relations

Tel: +30 210 611 1121, Email: nkozanoglou@ote.gr

Eftychia Tourna - Communications & Regulatory Affairs Officer, Investor Relations

Tel: +30 210 611 7236, Email: etourna@ote.gr

Eleni Agoglossaki - Communications & Regulatory Affairs Officer, Investor Relations

Tel: +30 210 611 7880, Email: eagoglossak@ote.gr

Forward-looking statement

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 200 9 filed with the SEC on June 7 , 20 10 .. OTE assumes no obligation to update information in this release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hellenic Telecommunications Organization S.A.

Date: February 28,  2011

By :/s/ Kevin Copp

 Name: Kevin Copp

 Title: OTE GROUP CHIEF FINANCIAL OFFICER